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                             INDEX TO EXHIBITS



Exhibit No.                    Description                                Page
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    20            Press release dated May 1, 1996 from                      4
                  PepsiCo, Inc.
































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                                                                     EXHIBIT 20

                      PEPSICO SPLITS STOCK, RAISES DIVIDEND

PURCHASE, NEW YORK (May 1, 1996) -- The Board of Directors of PepsiCo, Inc. today approved a two-for-one split of PepsiCo's Capital Stock for shareholders of record at the close of business on May 10, 1996.

The Board also approved a 15% increase in the corporation's quarterly dividend, raising it from 10 cents to 11.5 cents per share on a post-split basis.

The stock split and dividend increase were announced at PepsiCo's Annual Meeting of Shareholders.

"This stock split and dividend increase reflect PepsiCo's excellent performance as well as our Board's tremendous confidence in PepsiCo's growth prospects," said Wayne Calloway, PepsiCo Chairman of the Board.

"PepsiCo shareholders are clearly benefiting from the strength of all three of our businesses, and I'm confident our best years are still to come. The stock split will make it easier for individual investors to purchase shares," Mr. Calloway continued.


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The  dividend  increase  marks the 24th  consecutive  year of  increased  annual dividends declared. The increase raises total 1996 dividend payments to 44.5 cents from 39 cents in 1995, on a post-split basis. PepsiCo's dividend is payable June 28, 1996 to shareholders of record on June 7, 1996. The dividend represents a payout of slightly over one-third of 1995 ongoing earnings.

The stock split  increases the number of  authorized  shares from 1.8 billion to
3.6 billion. Existing PepsiCo stock certificates will remain valid and outstanding. Certificates representing the additional shares to which shareholders of record at the close of business on May 10, 1996 are entitled as a result of the split will be mailed to them on May 28, 1996. Each share will have the same voting rights, qualifications, limitations and restrictions as PepsiCo's current outstanding Capital Stock.

In 1995, shareholders earned a total annual return on PepsiCo stock of 56%, based on stock price appreciation and reinvested dividends. PepsiCo stock previously split three-for-one in 1990, 1986 and 1977. The stock split two-for-one in 1967. A $1,000 investment in PepsiCo stock when the company was established in 1965 is today worth, with reinvested dividends, over $100,000.